Registration Statement No.333-264388
Filed Pursuant to Rule 433

Subject to Completion, dated May 31, 2022
Pricing Supplement to the Prospectus dated May 26, 2022,
the Prospectus Supplement dated May 26, 2022 and the Product Supplement dated May 26, 2022

US$ [ ]
Senior Medium-Term Notes, Series I
Callable Barrier Notes with Contingent Coupons due June 17, 2026
Linked to a Basket of Two Indices

•	The notes are designed for investors who are seeking monthly contingent periodic interest payments (as described in more detail below), as well as a return of principal if the notes are redeemed prior to maturity. Investors should be willing to have their notes redeemed prior to maturity, be willing to forego any potential to participate in any increase in the level of an equally weighted basket (the “Basket”) consisting of two equity indices (each a “Basket Component”) or any Basket Components and be willing to lose some or all of their principal at maturity.
•	The notes will pay a Contingent Coupon on each Contingent Coupon Payment Date at the Contingent Interest Rate of 0.750% per month (approximately 9.00% per annum) if the closing level of the Basket (the “Basket Closing Level”) on the applicable monthly Observation Date is greater than its Coupon Barrier Level. However, if the Basket Closing Level is less than or equal to its Coupon Barrier Level on an Observation Date, the notes will not pay the Contingent Coupon for that Observation Date.
•	Beginning on September 14, 2022, Bank of Montreal may, in its discretion, elect to call the notes in whole, but not in part, on any Observation Date (an "Issuer Call"). If Bank of Montreal elects to call the notes, investors will receive their principal amount plus any Contingent Coupon otherwise due on the Contingent Coupon Payment Date following the Issuer Call (the "Call Settlement Date"). After the notes are redeemed pursuant to an Issuer Call, investors will not receive any additional payments in respect of the notes.
•	The notes do not guarantee any return of principal at maturity. Instead, if the notes are not redeemed pursuant to an Issuer Call, the payment at maturity will be based on the Final Level of the Basket and whether the Final Level of the Basket has declined from its Initial Level to below its Trigger Level on the Valuation Date (a “Trigger Event”), as described below.
•	If the notes are not subject to an Issuer Call and a Trigger Event has occurred, investors will lose 1% of the principal amount for each 1% decrease in the level of the Basket from its Initial Level to its Final Level. In such a case, you will receive a cash amount at maturity that is less than the principal amount, together with the final Contingent Coupon, if payable.
•	Investing in the notes is not equivalent to a hypothetical direct investment in the Basket Components.
•	The notes will not be listed on any securities exchange.
•	All payments on the notes are subject to the credit risk of Bank of Montreal.
•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.
•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
•	The notes will not be subject to conversion into our common shares or the common shares of any of our affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”).

Terms of the Notes:1

Pricing Date:	June 14, 2022	Valuation Date:	June 12, 2026
Settlement Date:	June 17, 2022	Maturity Date:	June 17, 2026

1Expected. See “Key Terms of the Notes” below for additional details.

Specific Terms of the Notes:

Callable Number	Reference Assets	Initial Level	Contingent Interest Rate	Coupon Barrier Level	Trigger Level	CUSIP	Principal Amount	Price to Public[1]	Agent’s Commission[1]	Proceeds to Bank of Montreal[1]
2418	An equally weighted basket consisting of two equity indices (see page P-2 for details)	100.00	0.750% per month (approximately 9.00% per annum)	70.00, 70.00% of the Initial Level	60.00, 60.00% of the Initial Level	06368GUJ4	[ ]	100%	Up to 2.25% [ ]	At least 97.75% [ ]

1 The total “Agent’s Commission” and “Proceeds to Bank of Montreal” to be specified above will reflect the aggregate amounts at the time Bank of Montreal establishes its hedge positions on or prior to the Pricing Date, which may be variable and fluctuate depending on market conditions at such times. Certain dealers who purchased the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the notes in these accounts may be between $977.50 and $1,000 per $1,000 in principal amount. We or one of our affiliates may also pay a referral fee to certain dealers in connection with the distribution of the notes.

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-5 hereof, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-6 of the product supplement, and the “Risk Factors” section beginning on page S-1 of the prospectus supplement and on page 8 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this document, the product supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense. The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

On the date hereof, based on the terms set forth above, the estimated initial value of the notes is $969.70 per $1,000 in principal amount. The estimated initial value of the notes on the Pricing Date may differ from this value but will not be less than $920.00 per $1,000 in principal amount. However, as discussed in more detail below, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Reference Asset; Basket Components; Weighting Percentages; Initial Basket	The Reference Asset is an equally weighted basket consisting of the following equity indices (the “Basket” and the underlying equity securities, the “Basket Components”):

Component Levels[2]:	Basket Component	Bloomberg Ticker	Weighting Percentage	Initial Basket Component Level*
	The S&P 500® Index	SPX	50%
	The Russell 2000® Index	RTY	50%

Contingent Coupons:	If the Basket Closing Level on an Observation Date is greater than its Coupon Barrier Level, a Contingent Coupon will be paid on the corresponding Contingent Coupon Payment Date at the Contingent Interest Rate, subject to the Issuer Call feature.

Contingent Interest Rate:	0.750% per month (approximately 9.00% per annum), if payable. Accordingly, each Contingent Coupon, if payable, will equal $7.50 for each $1,000 in principal amount.

Observation Dates:[1]	Three trading days prior to each scheduled Contingent Coupon Payment Date.

Contingent Coupon Payment Dates:[1]	Interest, if payable, will be paid on the 17th day of each month (or, if such day is not a business day, the next following business day), beginning on July 17, 2022 and ending on the Maturity Date, subject to the Issuer Call feature.

Issuer Call:	Beginning on September 14, 2022, Bank of Montreal may, in its discretion, elect to call the notes in whole, but not in part, on any Observation Date. After the notes are redeemed pursuant to the Issuer Call, investors will not receive any additional payments in respect of the notes. If Bank of Montreal elects to call the notes, the Bank of Montreal will deliver notice to the trustee on or before the applicable Observation Date.

Payment upon Issuer Call:	If Bank of Montreal elects to call the notes, investors will receive their principal amount plus any Contingent Coupon otherwise due on the Call Settlement Date.

Call Settlement Date:[1]	If Bank of Montreal elects to call the notes, the Contingent Coupon Payment Date immediately following the relevant Observation Date.

Payment at Maturity:

If the notes are not subject to an Issuer Call, the payment at maturity for the notes is based on the performance of the Basket.

You will receive $1,000 for each $1,000 in principal amount of the note, unless a Trigger Event has occurred.

If a Trigger Event has occurred, you will receive at maturity, for each $1,000 in principal amount of your notes, a cash amount equal to:

$1,000 + [$1,000 x Percentage Change]

This amount will be less than the principal amount of your notes, and may be zero.

You will also receive the final Contingent Coupon, if payable.

Trigger Event:[2]	A Trigger Event will be deemed to occur if the Final Level of the Basket is less than its Trigger Level on the Valuation Date.

Percentage Change:	The quotient, expressed as a percentage, of the following formula: (Final Level - Initial Level) Initial Level

Initial Level:[2]	100.00

Basket Closing Level:	On any day, the Basket Closing Level will be calculated as (a) the Initial Level multiplied by (b) the sum of (i) 1 plus (ii) the sum of the products of each Component Change multiplied by its Weighting Percentage.

Final Level:	The Basket Closing Level on the Valuation Date.

Component Change:

With respect to each Basket Component, the quotient, expressed as a percentage, of the following formula:

(Closing Basket Component Level - Initial Basket Component Level)
Initial Basket Component Level

Closing Basket Component Level:	On any trading day during the term of the notes, with respect to each Basket Component, its closing price on such day.

2

Coupon Barrier Level:[2]	70.00, which is 70.00% of the Initial Level (rounded to two decimal places).

Trigger Level:[2]	60.00, which is 60.00% of the Initial Level (rounded to two decimal places).

Pricing Date:[1]	June 14, 2022

Settlement Date:[1]	June 17, 2022

Valuation Date:[1]	June 12, 2026

Maturity Date:[1]	June 17, 2026

Calculation Agent:	BMOCM

Selling Agent:	BMOCM

1 Expected and subject to the occurrence of a market disruption event, as described in the accompanying product supplement. If we make any change to the expected Pricing Date and Settlement Date, the Contingent Coupon Payment Dates (and therefore the Observation Dates and potential Call Settlement Dates), the Valuation Date and Maturity Date will be changed so that the stated term of the notes remains approximately the same.

2As determined by the calculation agent and subject to adjustment in certain circumstances. See “General Terms of the Notes — Adjustments to a Reference Asset that Is an Index” and “Adjustments Relating to Notes Linked to a Basket” in the product supplement for additional information.

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Additional Terms of the Notes

You should read this document together with the product supplement dated May 26, 2022, the prospectus supplement dated May 26, 2022 and the prospectus dated May 26, 2022. This document, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in Additional Risk Factors Relating to the Notes in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Product supplement dated May 26, 2022:
https://www.sec.gov/Archives/edgar/data/927971/000121465922007467/p523220424b2.htm

Prospectus supplement dated May 26, 2022 and prospectus dated May 26, 2022:
https://www.sec.gov/Archives/edgar/data/0000927971/000119312522160519/d269549d424b5.htm

Our Central Index Key, or CIK, on the SEC website is 927971. As used in this document, "we", "us" or "our" refers to Bank of Montreal.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents free of charge by visiting the SEC's website at http://www.sec.gov. Alternatively, we will arrange to send to you the prospectus (as supplemented by the prospectus supplement and product supplement) if you request it by calling our agent toll-free at 1-877-369-5412.

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Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Components. These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

Risks Related to the Structure or Features of the Notes

•	Your investment in the notes may result in a loss. — The notes do not guarantee any return of principal. If the notes are not subject to an Issuer Call, the payment at maturity will be based on the Final Level of the Basket and whether a Trigger Event has occurred. If the Final Level of the Basket is less than its Trigger Level, a Trigger Event will occur, and you will lose 1% of the principal amount for each 1% that the Final Level of the Basket is less than its Initial Level. In such a case, you will receive at maturity a cash payment that is less than the principal amount of the notes and may be zero. Accordingly, you could lose your entire investment in the notes.
•	You may not receive any Contingent Coupons with respect to your notes. — We will not necessarily make periodic interest payments on the notes. If the Basket Closing Level on an Observation Date is less than its Coupon Barrier Level, we will not pay you the Contingent Coupon applicable to that Observation Date. If the Basket Closing Level is less than its Coupon Barrier Level on each of the Observation Dates, we will not pay you any Contingent Coupons during the term of the notes, and you will not receive a positive return on the notes. Generally, this non-payment of any Contingent Coupons will coincide with a greater risk of principal loss on your notes.
•	We may elect to call the notes, and the notes are subject to reinvestment risk. — We may elect to call the notes at our discretion prior to the Maturity Date. If we elect to call your notes early, you will not receive any additional Contingent Coupons on the notes, and you may not be able to reinvest your proceeds in an investment with returns that are comparable to the notes. Further, our right to call the notes may also adversely impact your ability to sell your notes in the secondary market. It is more likely that we will elect to call the notes prior to maturity when the expected amounts payable on the notes are greater than the amount that would be payable on other instruments issued by us of comparable maturity, terms and credit rating trading in the market. The greater likelihood of us calling the notes in that environment increases the risk that you will not be able to reinvest the proceeds from the called notes in an equivalent investment with similar potential returns. To the extent you are able to reinvest such proceeds in an investment comparable to the notes, you may incur transaction costs such as dealer discounts and hedging costs built into the price of the new securities. We are less likely to call the notes prior to maturity when the expected amounts payable on the notes are less than the amounts that would be payable on other comparable instruments issued by us, which includes when the Basket is performing unfavorably to you. Therefore, the notes are more likely to remain outstanding when the expected amount payable on the notes is less than what would be payable on other comparable instruments and when your risk of not receiving any positive return on your initial investment is relatively higher.
•	Your return on the notes is limited to the Contingent Coupons, if any, regardless of any increase in the level of any Basket Components. — You will not receive a payment at maturity with a value greater than your principal amount plus the final Contingent Coupon, if payable. In addition, if the notes are subject to an Issuer Call, you will not receive a payment greater than the principal amount plus any applicable Contingent Coupon, even if the level of one or more Basket Components has increased significantly and the Final Level of the Basket exceeds its Call Level by a substantial amount. Accordingly, your maximum return on the applicable notes is limited to the potential return represented by the Contingent Coupons.
•	Changes in the level of one or more Basket Components may be offset by changes in the level of one or more other Basket Components. A change in the levels of one or more Basket Components may not correlate with changes in the levels of one or more other Basket Components. The level of one or more Basket Components may increase, while the level of one or more other Basket Components may not increase as much, or may even decrease. Therefore, in determining the level of the Basket as of any time, increases in the level of one Basket Component may be moderated, or wholly offset, by lesser increases or decreases in the level of one or more other Basket Components.
•	Your return on the notes may be lower than the return on a conventional debt security of comparable maturity. — The return that you will receive on your notes, which could be negative, may be less than the return you could earn on other investments. The notes do not provide for fixed interest payments and you may not receive any Contingent Coupons over the term of the notes. Even if you do receive one or more Contingent Coupons and your return on the notes is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of ours with the same maturity or if you invested directly in the Basket Components. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.
•	A higher Contingent Interest Rate or lower Trigger Levels or Coupon Barrier Levels may reflect greater expected volatility of the Basket Components, and greater expected volatility generally indicates an increased risk of loss at maturity. — The economic terms for the notes, including the Contingent Interest Rate, Coupon Barrier Levels and Trigger Levels, are based, in part, on the expected volatility of the Basket Components at the time the terms of the notes are set. “Volatility” refers to the frequency and magnitude of changes in the level of the Basket Components. The greater the expected volatility of the Basket Components as of the Pricing Date, the greater the expectation is as of that date that the Basket Closing Level could be less than its Coupon Barrier Level on any Observation Date and that a Trigger Event could occur and, as a consequence, indicates an increased risk of not receiving a Contingent Coupon and an increased risk of loss, respectively. All things being equal, this greater expected volatility will generally be reflected in a higher Contingent Interest Rate than the yield payable on our conventional debt securities with a similar maturity or on otherwise comparable securities, and/or a lower Trigger Levels and/or Coupon Barrier Levels than those terms on otherwise comparable securities. Therefore, a relatively higher Contingent Interest Rate may indicate an increased risk of loss. Further, relatively lower Trigger Levels and/or Coupon Barriers may not necessarily indicate that the notes have a greater likelihood of a return of principal at maturity and/or paying Contingent Coupons. You should be willing to accept the downside market risk of the Basket Components and the potential to lose a significant portion or all of your initial investment.

Risks Related to Basket Components

•	Owning the notes is not the same as a hypothetical direct investment in the Basket or owning a security directly linked to the Basket or Basket Components. — The return on your notes will not reflect the return you would realize if you made a hypothetical direct investment in the Basket or owned the underlying securities of the Basket Components or a security directly linked to the performance of the Basket Components or the underlying securities of the Basket Components and held that investment for a similar period. Your notes may trade quite differently from the Basket Components. Changes in the level of a Basket Component may not result in comparable changes in the market value of your notes. Even if the levels of the Basket Components increase during the term of the notes, the market value of the notes prior to maturity may not increase to the same extent. It is also possible for the market value of the notes to decrease while the levels of the Basket Components increase.

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•	You will not have any shareholder rights and will have no right to receive any shares of any company included in a Basket Component at maturity. — Investing in your notes will not make you a holder of any securities included in the Basket Components. Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions, or any other rights with respect to such underlying securities.
•	We have no affiliation with any index sponsor and will not be responsible for any index sponsor's actions. — The sponsors of the Basket Components are not our affiliates and will not be involved in the offering of the notes in any way. Consequently, we have no control over the actions of any index sponsor, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity. The index sponsors have no obligation of any sort with respect to the notes. Thus, the index sponsors have no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes. None of our proceeds from the issuance of the notes will be delivered to any index sponsor.
•	You must rely on your own evaluation of the merits of an investment linked to the Basket. — In the ordinary course of their businesses, our affiliates from time to time may express views on expected movements in the level of the Basket or the prices of the securities included in the Basket Components. One or more of our affiliates have published, and in the future may publish, research reports that express views on the Basket Components or these securities. However, these views are subject to change from time to time. Moreover, other professionals who deal in the markets relating to the Basket Components at any time may have significantly different views from those of our affiliates. You are encouraged to derive information concerning the Basket Components from multiple sources, and you should not rely on the views expressed by our affiliates. Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

Risks Relating to the Russell 2000® Index

•	An investment in the notes is subject to risks associated in investing in stocks with a small market capitalization. — The Russell 2000® Index consists of stocks issued by companies with relatively small market capitalizations. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies. As a result, the level of the Russell 2000® Index may be more volatile than that of a market measure that does not track solely small-capitalization stocks. Stock prices of small-capitalization companies are also generally more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, and be less attractive to many investors if they do not pay dividends. In addition, small capitalization companies are typically less well-established and less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of those individuals. Small capitalization companies tend to have lower revenues, less diverse product lines, smaller shares of their target markets, fewer financial resources and fewer competitive strengths than large-capitalization companies. These companies may also be more susceptible to adverse developments related to their products or services.

General Risk Factors

•	Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay any amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
•	Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading of securities included in the Basket Components on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the level of the Basket Components and, therefore, the market value of, and the payments on, the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Basket Components. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.
•	Our initial estimated value of the notes will be lower than the price to public. — Our initial estimated value of the notes is only an estimate, and is based on a number of factors. The price to public of the notes will exceed our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the price to public, but are not included in the estimated value. These costs include any underwriting discount and selling concessions, the profits that we and our affiliates expect to realize for assuming the risks in hedging our obligations under the notes and the estimated cost of hedging these obligations. The initial estimated value of the notes may be as low as the amount indicated on the cover page hereof.
•	Our initial estimated value does not represent any future value of the notes, and may also differ from the estimated value of any other party. — Our initial estimated value of the notes as of the date hereof is, and our estimated value as determined on the Pricing Date will be, derived using our internal pricing models. This value is based on market conditions and other relevant factors, which include volatility of the Basket Components, dividend rates and interest rates. Different pricing models and assumptions could provide values for the notes that are greater than or less than our initial estimated value. In addition, market conditions and other relevant factors after the Pricing Date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect. After the Pricing Date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors set forth herein and in the product supplement. These changes are likely to impact the price, if any, at which we or BMOCM would be willing to purchase the notes from you in any secondary market transactions. Our initial estimated value does not represent a minimum price at which we or our affiliates would be willing to buy your notes in any secondary market at any time.
•	The terms of the notes are not determined by reference to the credit spreads for our conventional fixed-rate debt. — To determine the terms of the notes, we will use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt. As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

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•	Certain costs are likely to adversely affect the value of the notes. — Absent any changes in market conditions, any secondary market prices of the notes will likely be lower than the price to public. This is because any secondary market prices will likely take into account our then-current market credit spreads, and because any secondary market prices are likely to exclude all or a portion of any underwriting discount and selling concessions, and the hedging profits and estimated hedging costs that are included in the price to public of the notes and that may be reflected on your account statements. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs. As a result, the price, if any, at which BMOCM or any other party may be willing to purchase the notes from you in secondary market transactions, if at all, will likely be lower than the price to public. Any sale that you make prior to the Maturity Date could result in a substantial loss to you.
•	Lack of liquidity. — The notes will not be listed on any securities exchange. BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade the notes is likely to depend on the price, if any, at which BMOCM is willing to buy the notes.
•	Hedging and trading activities. — We or any of our affiliates have carried out or may carry out hedging activities related to the notes, including purchasing or selling shares of the securities included in the Basket Components, futures or options relating to the Basket Components or securities included in the Basket Components or other derivative instruments with return liked or related to changes in the performance on the Basket Components or securities included in the Basket Components. We or our affiliates may also trade in the securities included in the Basket Components or instruments related to the Basket Components or such securities from time to time. Any of these hedging or trading activities on or prior to the Pricing Date and during the term of the notes could adversely affect the payments on the notes.
•	Many economic and market factors will influence the value of the notes. — In addition to the levels of the Basket Components and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.
•	Significant aspects of the tax treatment of the notes are uncertain. — The tax treatment of the notes is uncertain. We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described herein.
The Internal Revenue Service has released a notice that may affect the taxation of holders of “prepaid forward contracts” and similar instruments. According to the notice, the Internal Revenue Service and the U.S. Treasury are actively considering whether the holder of such instruments should be required to accrue ordinary income on a current basis. While it is not clear whether the notes would be viewed as similar to such instruments, it is possible that any future guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.
Please read carefully the section entitled "U.S. Federal Tax Information" herein, the section entitled "Supplemental Tax Considerations–Supplemental U.S. Federal Income Tax Considerations" in the accompanying product supplement, the section entitled "United States Federal Income Taxation" in the accompanying prospectus and the section entitled "Certain Income Tax Consequences" in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation.

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Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in the Notes

The following table illustrates the hypothetical payments on a note at maturity, assuming that the notes are not subject to an Issuer Call. The hypothetical payments are based on a $1,000 investment in the note, a hypothetical Initial Level of $100.00, a hypothetical Trigger Level of $60.00 (60.00% of the hypothetical Initial Level), a range of hypothetical Final Levels and the effect on the payment at maturity .

The hypothetical examples shown below are intended to help you understand the terms of the notes. If the notes are not subject to an Issuer Call, the actual cash amount that you will receive at maturity will depend upon the Final Level of the Basket. If the notes are subject to an Issuer Call prior to maturity, the hypothetical examples below will not be relevant, and you will receive on the applicable Call Settlement Date, for each $1,000 principal amount, the principal amount plus any applicable Contingent Coupon.

As discussed in more detail above, your total return on the notes will also depend on the number of Contingent Coupon Dates on which the Contingent Coupon is payable. It is possible that the only payments on your notes will be the payment, if any, due at maturity. The payment at maturity will not exceed the principal amount, and may be significantly less.

Hypothetical Final Level of the Basket	Hypothetical Final Level of the Basket Expressed as a Percentage of its Initial Level	Payment at Maturity (Excluding Coupons)
$200.00	200.00%	$1,000.00
$180.00	180.00%	$1,000.00
$160.00	160.00%	$1,000.00
$140.00	140.00%	$1,000.00
$120.00	120.00%	$1,000.00
$100.00	100.00%	$1,000.00
$90.00	90.00%	$1,000.00
$80.00	80.00%	$1,000.00
$70.00	70.00%	$1,000.00
$60.00	60.00%	$1,000.00
$59.99	59.99%	$599.90
$40.00	40.00%	$400.00
$20.00	20.00%	$200.00
$0.00	0.00%	$0.00

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U.S. Federal Tax Information

By purchasing the notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each note as a pre-paid contingent income-bearing derivative contract for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence. Please see the discussion (including the opinion of our counsel Mayer Brown LLP) in the product supplement dated May 26, 2022 under “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes.

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Supplemental Plan of Distribution (Conflicts of Interest)

BMOCM will purchase the notes from us at a purchase price reflecting the commission set forth on the cover hereof. BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them. Each such dealer, or each additional dealer engaged by a dealer to whom BMOCM reoffers the notes, will receive a commission from BMOCM, which will not exceed the commission set forth on the cover page. We or one of our affiliates may also pay a referral fee to certain dealers in connection with the distribution of the notes.

Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the notes in these accounts may be less than 100% of the principal amount, as set forth on the cover page of this document. Investors that hold their notes in these accounts may be charged fees by the investment advisor or manager of that account based on the amount of assets held in those accounts, including the notes.

We will deliver the notes on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of the notes and to reject orders in whole or in part. You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the Basket Components or as to the suitability of an investment in the notes.

BMOCM may, but is not obligated to, make a market in the notes. BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use the final pricing supplement relating to the notes in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use the final pricing supplement in market-making transactions in any notes after their initial sale. Unless BMOCM or we inform you otherwise in the confirmation of sale, the final pricing supplement is being used by BMOCM in a market-making transaction.

For a period of approximately three months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined and applicable at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) any underwriting discount and the selling concessions paid in connection with this offering. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month period.

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Additional Information Relating to the Estimated Initial Value of the Notes

Our estimated initial value of the notes on the date hereof, and that will be set forth on the cover page of the final pricing supplement relating to the notes, equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and
•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The value of these derivative transactions is derived from our internal pricing models. These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors. As a result, the estimated initial value of the notes on the Pricing Date will be determined based on the market conditions on the Pricing Date.

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The Basket Components

All disclosures contained in this pricing supplement regarding the Basket Components, including, without limitation, their make-up, method of calculation, and changes in their components and their historical closing levels, have been derived from publicly available information prepared by the applicable sponsors. The information reflects the policies of, and is subject to change by, the sponsors. The sponsors own the copyrights and all rights to the Basket Components. The sponsors are under no obligation to continue to publish, and may discontinue publication of, the Basket Components. Neither we nor BMO Capital Markets Corp. accepts any responsibility for the calculation, maintenance or publication of any Basket Component or any successor. We encourage you to review recent levels of the Basket Components prior to making an investment decision with respect to the notes.

The S&P 500® Index

The S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of this Basket Component is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

S&P calculates this Basket Component by reference to the prices of the constituent stocks of this Basket Component without taking account of the value of dividends paid on those stocks. As a result, the return on the notes will not reflect the return you would realize if you actually owned the constituent stocks of the S&P 500® Index and received the dividends paid on those stocks.

Computation of the S&P 500® Index

While S&P currently employs the following methodology to calculate the S&P 500® Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Payment at Maturity.

Historically, the market value of any component stock of the S&P 500® Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the S&P 500® Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P 500® Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the S&P 500® Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index.

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the S&P 500® Index. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding. Available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, S&P would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, S&P would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control. As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the S&P 500® Index. Constituents of the S&P 500® Index prior to July 31, 2017 with multiple share class lines were grandfathered in and continue to be included in the S&P 500® Index. If a constituent company of the S&P 500® Index reorganizes into a multiple share class line structure, that company will remain in the S&P 500® Index at the discretion of the S&P Index Committee in order to minimize turnover.

The S&P 500® Index is calculated using a base-weighted aggregate methodology. The level of the S&P 500® Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to use and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it serves as a link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index, which is index maintenance.

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Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index, and do not require index divisor adjustments.

To prevent the level of the S&P 500® Index from changing due to corporate actions, corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the S&P 500® Index remains constant and does not reflect the corporate actions of individual companies in the S&P 500® Index. Index divisor adjustments are made after the close of trading and after the calculation of the S&P 500® Index closing level.

Changes in a company’s total shares outstanding of 5% or more due to public offerings are made as soon as reasonably possible. Other changes of 5% or more (for example, due to tender offers, Dutch auctions, voluntary exchange offers, company stock repurchases, private placements, acquisitions of private companies or non-index companies that do not trade on a major exchange, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations, at-the-market stock offerings or other recapitalizations) are made weekly, and are generally announced on Fridays for implementation after the close of trading the following Friday (one week later). If a 5% or more share change causes a company’s IWF to change by five percentage points or more, the IWF is updated at the same time as the share change. IWF changes resulting from partial tender offers are considered on a case-by-case basis.

License Agreement

We and S&P Dow Jones Indices LLC (“S&P”) have entered into a non-exclusive license agreement providing for the license to us and certain of our affiliates, in exchange for a fee, of the right to use the S&P 500® Index, in connection with certain securities, including the notes. The S&P 500® Index is owned and published by S&P.

The license agreement between S&P and us provides that the following language must be set forth in this pricing supplement:

The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, Standard and Poor’s Financial Services LLC or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P 500® Index to track general market performance. S&P Dow Jones Indices’ only relationship to us with respect to the S&P 500® Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors. The S&P 500® Index is determined, composed and calculated by S&P Dow Jones Indices without regard to us or the notes. S&P Dow Jones Indices have no obligation to take our needs or the needs of holders of the notes into consideration in determining, composing or calculating the S&P 500® Index. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the S&P 500® Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by us, but which may be similar to and competitive with the notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the S&P 500® Index. It is possible that this trading activity will affect the value of the notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC. These trademarks have been licensed for use by Bank of Montreal. “Standard & Poor’s®”, “S&P 500®” and “S&P®” are trademarks of S&P. The notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the notes.

The Russell 2000® Index

The Russell 2000® Index was developed by Russell Investments (“Russell”) before FTSE International Limited (“FTSE”) and Russell combined in 2015 to create FTSE Russell, which is wholly owned by London Stock Exchange Group. Russell began dissemination of the Russell 2000® Index (Bloomberg L.P. index symbol “RTY”) on January 1, 1984. The Russell 2000® Index was set to 135 as of the close of business on December 31, 1986. FTSE Russell calculates and publishes the Russell 2000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index, the Russell 2000® Index consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies. The Russell 2000® Index is determined, comprised, and calculated by FTSE Russell without regard to the notes.

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Selection of Stocks Comprising the Russell 2000® Index

All companies eligible for inclusion in the Russell 2000® Index must be classified as a U.S. company under FTSE Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades on a standard exchange in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, FTSE Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) (“ADDTV”) from all exchanges within a country. Using the HCIs, FTSE Russell compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, FTSE Russell will use the primary location of the company’s revenue for the same cross-comparison and assigns the company to the appropriate country in a similar fashion. FTSE Russell uses the average of two years of assets or revenues data to reduce potential turnover. If conclusive country details cannot be derived from assets or revenues data, FTSE Russell will assign the company to the country in which its headquarters are located unless the country is a Benefit Driven Incorporation “BDI” country. If the country in which its headquarters are located is a BDI, it will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Guernsey, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned. “N-Shares” of companies controlled by entities in mainland China are not eligible for inclusion in the Russell 2000® Index.

All securities eligible for inclusion in the Russell 2000® Index must trade on a major U.S. exchange. Stocks must have a closing price at or above $1.00 on their primary exchange on the “rank day” in May of each year (timetable is announced each spring) to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. FTSE Russell adds initial public offerings (IPOs) each quarter to ensure that new additions to the institutional investing opportunity set are reflected in representative indexes. A stock added during the quarterly IPO process is considered a new index addition, and therefore must have a closing price on its primary exchange at or above $1.00 on the last day of the eligibility period in order to qualify for index inclusion. If an existing index member does not trade on the rank day, it must price at $1.00 or above on another eligible U.S. exchange to remain eligible.

Royalty trusts, limited liability companies, closed-end investment companies (companies that are required to report Acquired Fund Fees and Expenses, as defined by the SEC, including business development companies, are not eligible), blank check companies, special-purpose acquisition companies, exchange traded funds, mutual funds and limited partnerships are ineligible for inclusion. Preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, installment receipts and trust receipts are not eligible for inclusion in the Russell 2000® Index.

Annual reconstitution is a process by which the Russell 2000® Index is completely rebuilt. On the rank day of July, all eligible securities are ranked by their total market capitalization. The largest 4,000 become the Russell 3000E Index, and the other FTSE Russell indexes are determined from that set of securities. Reconstitution of the Russell 2000® Index occurs on the last Friday in June or, when the last Friday in June is the 29th or 30th, reconstitution occurs on the prior Friday. In addition, FTSE Russell adds initial public offerings to the Russell 2000® Index on a quarterly basis based on total market capitalization ranking within the market-adjusted capitalization breaks established during the most recent reconstitution.

After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

License Agreement

“Russell 2000®” and “Russell 3000®” are trademarks of FTSE Russell and have been licensed for use by us.

The notes are not sponsored, endorsed, sold or promoted by FTSE Russell. FTSE Russell makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same. FTSE Russell's publication of the Russell 2000® Index in no way suggests or implies an opinion by FTSE Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000® Index is based. FTSE Russell's only relationship to the Issuer is the licensing of certain trademarks and trade names of FTSE Russell and of the Russell 2000® Index which is determined, composed and calculated by FTSE Russell without regard to the Issuer or the notes. FTSE Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and FTSE Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. FTSE Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000® Index. FTSE Russell has no obligation or liability in connection with the administration, marketing or trading of the notes.

FTSE RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND FTSE RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FTSE RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. FTSE RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED HEREIN WITHOUT LIMITING ANY OF THE FOREGOING. IN NO EVENT SHALL FTSE RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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